    PELLEGRINO, LLC

    303 West Lancaster Avenue, Suite 302 ■ Wayne, PA 19087

    TEL (856) 292-8331 ■ FAX (856) 504-0202

    mp@pell-law.com ■ www.pell-law.com

    Michael T. Pellegrino

    Attorney at Law

    Admitted in Pennsylvania

    & New Jersey

    November 19, 2020

    VIA EDGAR TRANSMISSION

    Mr. Ray Be

    Division of Investment Management, Disclosure Review Office

    U.S. Securities and Exchange Commission

    100 F Street, N.E.

    Washington, D.C. 20549

    Re: Alpha Architect ETF Trust (the "Registrant")

    Post-Effective Amendment No. 34 to the Registration Statement on Form N-1A
    (the "Amendment")

    File Nos.: 333-195493 and 811-22961

    Dear Mr. Be:

    This correspondence responds to comments to the Registrant received by
    Michael Pellegrino, Registrant's counsel, from the staff of the U.S.
Securities and Exchange Commission (the "Staff" of the "    Commission") on November 9, 2020 with respect to the Amendment. The
    Amendment was filed for the purpose of reflect index description changes for each of Alpha Architect U.S. Quantitative Value ETF, Alpha Architect
    International Quantitative Value ETF, Alpha Architect U.S. Quantitative
    Momentum ETF, Alpha Architect International Quantitative Momentum ETF, and
    Alpha Architect Value Momentum Trend ETF (each, a "Fund," and collectively, the "Funds"). Capitalized terms not otherwise defined have the same meaning as in the Amendment. Each comment is repeated below, as to our understanding, with our response immediately following.

    Prospectus Comments

    Comment 1.

        With respect to the Principal Investment Strategies' descriptions for
        Alpha Architect U.S. Quantitative Value ETF ("QVAL"), please supplementally explain the impact of the revisions to the Index's methodology, including the differences in the number of stocks in the
        Index's universe, and the differences and effect of the new liquidity screen. Also, with respect to the liquidity screen, how does the
        Index's determine whether a security is illiquid?

        Response: As a result of the change to QVAL's Index,
        QVAL will generally hold fifty securities. Previously, its holdings varied between 40 and 50 securities. The new liquidity screen is based on the 30-day average daily volume ("ADV") of securities in the universe, which eliminates approximately the bottom fifteen percent of the Index's initial universe. As you know, ADV is a commonly used measure to gauge the liquidity of a stock. The use of the liquidity screen is designed to reduce the portfolio's overall risk profile, but it does not supplant the Fund's overall liquidity risk program

    Comment 2.

        Significant market events have occurred as a result of the COVID-19 pandemic. Please consider whether the Fund's disclosures, including risk disclosures, should be revised based on how these events may affect the Fund and its investments. If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not.

        Response: The Registrant has revised the Fund's risk
        disclosures to address the foregoing.

    Comment 3.

        With respect to QVAL's Performance table, please either (i) add a footnote explaining the reasons for the selection of the new index as required by Instruction 2(c) to Item 4(b)(2) of Form N-1A or (ii)
        supplementally explain why the changes to the Index's methodology should not result in the revised Index being viewed as a "different"
        index for purposes of that Instruction. Provide data to support your analysis.

        Response: The Registrant believes that the changes to
        the Index's methodology should not result in the Index being viewed as a different index for purposes of the aforementioned Instruction.
        Previously, the Index's initial universe was comprised of securities with a minimum market capitalization above the 40th percentile of securities traded on the New York Stock Exchange (NYSE). That generally resulted in an initial universe of approximately 1200 securities. That approach was initially selected because using percentile cuts on the
        NYSE universe is common in academic research.

        However, based on multiple discussions that Empowered Funds, LLC (the
        "Adviser") had with financial professionals, it was determined that that approach was confusing for practitioners. As a result, to seek to help simplify and clarify the process, the Index will use a static figure of 1,500 securities. The Registrant does not believe the resulting difference in the number of securities within the initial universe will have a material impact on the Index's returns.

        Additionally, the Registrant believes the addition of the liquidity screen is not a material change. Prior to the Index change, the Index generally held less than one percent of its portfolio in illiquid securities (based on the aforementioned ADV metric. However, it is possible that the change could contribute to a slightly improved risk-adjusted performance for the Index.

        The Registrant performed an analysis of the Fund's tracking error against the Index in its current iteration, as well as against the
        Index as if the pending changes had already been implemented. The analysis covered the period beginning November 1, 2014 (QVAL commenced operations on October 22, 2014) through October 31, 2020. In each case,
        QVAL's performance had a 96.01% correlation to the Index. The foregoing further bolsters Registrant's belief that the changes should not be viewed as the Index being viewed as a different index for purposes of the aforementioned Instruction.

    Comment 4.

        The Principal Investment Strategies for Alpha Architect International
        Quantitative Value ETF ("IVAL") includes the sentence below. Please clarify whether the Fund's investments in securities "substantially identical to the economic characteristics of such component securities"
        is limited to depositary receipts. If not, please add clarifying language.

        Under normal circumstances, at least 80% of the Fund's total assets
        (exclusive of collateral held from securities lending) will be invested in the component securities of the Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities (e.g., depositary receipts).

    Response: The requested change has been made.

        Comment 5. With respect to the Principal Risks for IVAL, please confirm whether the disclosure of small-capitalization risks should retained.
        Advise or revise as appropriate.

        Response: The Registrant believes that this risk disclosure should be retained. The Index's starting universe consists of the largest 1,500 stocks in international developed markets. Therefore, some of the securities held by the Fund could be considered small-capitalization stocks by market participants. The Registrant will add clarifying language to the Fund's principal investment strategies regarding the foregoing.

        Comment 6. In the Principal Investment Strategies for Alpha Architect
        U.S. Quantitative Value ETF ("QVAL"), please revise the Negative
        Screens' description using Plain English principles, and add a description of the term "beta."

    Response: The requested changes have been made.

        Comment 7. In the Principal Investment Strategies section for Alpha
        Architect Value Momentum Trend ETF ("VMOT"), please add a description of how the Index chooses between being more or less in momentum versus value ETFs. Please supplementally explain what is meant by a "risk parity approach."

    Response: The requested change has been made to the prospectus.

        VMOT's Index is developed based primarily on a risk-parity approach, which focuses on an allocation of risk rather than an allocation of capital.

        This means that the Index allocates investments among each of the other four Alpha Architect Indices (i.e., the indices followed by QVAL, IVAL,
        QMOM, and IMOM, respectively)(each, a "Sub-Index," and collectively, the "Sub-Indices"). The VMOT Index does so based on the three-year historical volatility of each of those four Sub-Indices. In general, if a particular Sub-Index has low relative risk (as measured by its three-year historical volatility) that Sub-Index will receive a higher allocation. Similarly, if a particular Sub-Index has a high relative risk it will receive a lower allocation in the VMOT Index. In recent history, the QMOM and IMOM Sub-Indices have had lower volatility (i.e., lower relative risk) than the QVAL and IVAL Sub-Indices. As a result, during that time, the VMOT Index had higher relative weightings in the
        QMOM and IMOM. Importantly, risk parity weights are dynamic and in the future it could be the case that the VMOT Index tilts mores towards value relative to momentum, more towards domestic relative to international, etc.

        Comment 8. Please supplementally explain whether there are any regulatory or financial limitations to VMOT's ability to short securities that would prevent the Fund from tracking its Index. Please revise the prospectus disclosure as necessary.

        Response: The Registrant confirms that there is no regulatory or financial limitations to short securities that would prevent VMOT from tracking its Index. Nevertheless, a force majeure even or other significant market disruption could, in theory, curtail VMOT's ability to short the securities it requires to track the VMOT Index. The
        Registrant notes that force majeure has been added to the prospectus as a principal risk.

        Comment 9. Please supplementally explain what percentage of VMOT's total portfolio will be hedged. How correlated are the "broad-based international securities index ETFs" that VMOT will short to the long positions the Fund will hold?

        Response: VMOT relies upon monthly trading signals for hedging. Thus,
        VMOT can shift from being be 100% net long (i.e., no hedge), or 0% net long (i.e., full hedge), or gradations in between (roughly 25%
        increments). The Registrant believes the correlation between the international long positions (i.e., IVAL and IMOM Index) and the broad-based international securities is approximately 90% based on historical analysis.

        Comment 10: Because VMOT is reconstituted annually, please confirm that high portfolio turnover is a principal risk.

        Response: While VMOT is reconstituted annually among investments in the underlying Funds, as noted above, VMOT also relies on monthly trading signals for hedging. In months where VMOT engages in hedging, it incurs associated hedging costs. As a result, the Registrant believes the categorization of high portfolio turnover as a principal risk is appropriate.

    Statement of Additional Information Comments

        Comment 11. With respect to the Funds' Fundamental Policies, please supplementally explain when VMOT changed its concentration policy, and whether the change complied with the requirements of the Investment
        Company Act of 1940.

        Response: We respectfully note that VMOT has not changed such fundamental policy. Please see the Registrant's post-effective amendment filing No. 7 as filed with the Commission on February 10,
        2017.

        Comment 12. VMOT imposes an order cut-off time of 3:00 (ET) for orders to purchase Creation Units, which is prior to the time the Fund calculates its NAV. Please explain supplementally why the early cut-off time is necessary.

        Response: As an initial matter, NAV is computed using VMOT's portfolio holding from the prior day's close (T-1). Trading activity on the trade date has no effect on the NAV, which was calculated as of the close of the prior trading day.

        As described below, VMOT has an early order cutoff time to allow the
        Adviser sufficient time to adequately and accurately reflect the impact of VMOT's hedging activities. As stated in the prospectus, VMOT may hedge its portfolio from time to time.

        For periods during which VMOT is not engaging in any hedging activities, VMOT simply owns the underlying ETFs. During such periods, any creation or redemption activity would be entirely in-kind. In that case, the Adviser would not need to conduct any supplemental trading activity to ensure VMOT's exposure is mirroring its Index.

        In contrast, during periods when VMOT is engaged in hedging, it may affect those hedges by entering into short positions. However, short positions are not transferrable in-kind during the creation or redemption process. Absent the Adviser's ability to effect appropriate short trades prior to market close, for both creation and redemption orders, the Adviser would be unable to implement the appropriate level of hedge, which would potentially both increase VMOT's tracking error from the Index as well as potentially expose the Fund's shareholders to greater market exposure than desired. To avoid such results, when the
        Advisor receives a creation or redemption order, the Adviser takes action to execute the short position trades. The early cutoff time allows the Adviser to timely execute the necessary trades. The general workflow is as follows: Upon the receipt of a creation or a redemption order at 3:00 p.m., the Advisor will prepare the short trades necessary to maintain the appropriate exposure. These short trades are typically entered at around 3:45 p.m. to ensure there is enough time for execution before the market closes (at 4:00 p.m.).

    * * *

    We believe that this information responds to all of your comments. If you have any questions, please feel free to contact me at (856) 292-8331.

    Sincerely,

    /s/ Michael T. Pellegrino

    Michael T. Pellegrino

            Clifford Asness, Andrea Frazzini, and Lasse Pedersen, 2012,
            "Leverage Aversion and Risk Parity," Financial Analysts Journal 68,
            pg. 47-59.